August 24, 2023

VIA EDGAR

Ms. Amanda Ravitz and Mr. Eric Envall
United States Securities and Exchange Commission
Division of Corporate Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C 20549-0405

Re: T. Rowe Price Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2023
File No. 000-32191

Dear Ms. Ravitz and Mr. Envall:

We respectfully acknowledge the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated August 2, 2023 to T. Rowe Price Group, Inc. (the “Company”), with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed March 21, 2023 for the year ended December 31, 2022.

The Company confirms that we will enhance our future proxy disclosures in accordance with the topics discussed in the letter.

Sincerely,
/s/ David Oestreicher
General Counsel and Corporate Secretary

cc: Jean-Marc Corredor, T. Rowe Price Group, Inc. (jean-marc.corredor@troweprice.com)